ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.ProShares.com

March 23, 2016

VIA EDGAR CORRESPONDENCE

Folake Ayoola

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II
Registration Statement on Form S-3
Filed March 8, 2016
File No. 333-210024

Dear Ms. Ayoola:

We are writing to respond to the comment that you and Tom Kluck communicated to us by letter dated March 23, 2016, relating to the Registration Statement on Form S-3 of ProShares Trust II (the “Registrant”), which was filed with the Securities and Exchange Commission on March 8, 2016.

For ease of reference, the comment has been restated in italics below before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

1.	Comment: We note that you are registering common units in a primary offering on Form S-3 for ten funds, including ProShares UltraShort Gold. However, it does not appear that ProShares UltraShort Gold meets the transaction requirements under General Instruction I.B.1 of Form S-3 because its aggregate market value within 60 days prior to the date of filing the Form S-3 appears to be less than $75 million. Thus, please explain to us how you are eligible to use Form S-3 for ProShares UltraShort Gold or alternatively, please amend your registration statement on an appropriate form for ProShares UltraShort Gold.

Response: After checking with the Registrant’s custodian we confirm that the aggregate market value of ProShares UltraShort Gold exceeded $75 million within 60 days prior to the date of filing the Form S-3 (March 8, 2016). As a result, ProShares UltraShort Gold is eligible to use Form S-3.

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We hope that this response adequately addresses your comment. If you have any further comments or questions regarding this Registration Statement, please contact me at (240) 497-6578. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.
ProShare Advisors LLC
Vice President and Legal Counsel

cc:	Tom Kluck
Legal Branch Chief, Office of Real Estate and Commodities

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